[redacted]

14040777

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUNSTREET SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10320 W. MCDOWELL RD, BLDG F, SUITE 6018
(No. and Street)

AVONDALE (City) AZ (State) 85392 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MUNIB (MIKE) HADDAD 800-823-1822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARVARAN, ASKELSON & COMPANY
(Name – *if individual, state last, first, middle name*)

32565 B GOLDEN LANTERN, SUITE 509, DANA POINT, CA 92629
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MUNIB S. HADDAD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUNSTREET SECURITIES, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Oscar Vasquez
Notary Public
Maricopa County, Arizona
My Comm. Expires 08-25-17

[signature]
Signature

CEO
Title

[signature] 02-26-2014
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sunstreet Securities, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

For the year ended December 31, 2013

With

INDEPENDENT AUDITORS' REPORT THEREON

and

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

Table of Contents

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Sunstreet Securities, LLC
Avondale, Arizona

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Sunstreet Securities, LLC (the "Company") as of December 31, 2013, and the related statements of operations, changes in members equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

32565 B Golden Lantern Suite 509, Dana Point, CA 92629
Office: (949) 525-8688 WWW.TACLLP.COM Fax: (949) 606-0329

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunstreet Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and or other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. And other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 21, 2014

SUNSTREET SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Current assets:		
Cash and cash equivalents	$	37,581
Accounts receivable		42,581
Deposits		16,525
Total current assets		96,687
Property and equipment, net (Note 4)		9,327
Total assets	$	106,014

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable	$	34,536
Total current liabilities		34,536
Commitments and contingent liabilities (Note 5)		-
Members equity:		
Member's capital		54,000
Distributions		(399,301)
Retained earning		416,779
		71,478
Total liabilities and member's equity	$	106,014

See independent auditors' report and accompanying notes

SUNSTREET SECURITIES, LLC
STATEMENT OF OPERATION
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue:		
Commission revenue	$	482,723
Fee income		105,708
Other income		79,669
Interest income		3
Total sales		668,103
General and administrative expenses:		
Regulatory fees		28,108
Commissions		451,407
Professional fees		7,025
Depreciation		1,624
Office expenses		41,759
Telephone and internet		6,417
Travel and business promotion		2,940
Total general and administrative expenses		539,280
Net income	$	128,823

See independent auditors' report and accompanying notes

SUNSTREET SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Member's Capital	Distributions	Retained Earnings	Total Member's Equity
Balance at December 30, 2012	$ 54,000	$ (289,301)	$ 287,956	$ 52,655
Distributions		(110,000)		(110,000)
Net income			128,823	128,823
Balance at December 31, 2013	$ 54,000	$ (399,301)	$ 416,779	$ 71,478

See independent auditors' report and accompanying notes

SUNSTREET SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:		
Net income	$	128,823
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation expense		1,623
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable		(3,665)
Deposit		(951)
Increase (decrease) in liabilities:		
Accounts payable		(8,015)
Net cash used by operating activities		117,815
Cash flows from investing activities:		
Purchase of property and equipment		(1,223)
Net cash used by investing activities		(1,223)
Cash flows from financing activities:		
Distribution to member		(110,000)
Net cash used by financing activities		(110,000)
Net change in cash		6,592
Cash, beginning of the year		30,989
Cash, end of the year	$	37,581

See independent auditors' report and accompanying notes

1. ORGANIZATION

Sunstreet Securities, LLC (the Company), was registered under the laws of the state of Arizona in January 2006. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers (NASD), the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides broker-dealer services to institutional and retail customers as a introducing broker dealer transacting securities on a fully disclosed basis. The Company is located in Phoenix, Arizona and provides services to customers throughout the United States.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis. Securities transactions of the Company and commission income and expense are recorded on an accrual basis. Securities owned are valued at market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("*SFAS No. 144*"), the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses the recoverability of the long-lived and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. There were no impairments during the year ended December 31, 2013.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line over the estimated useful lives of the assets (generally 3 to 7 years).

Income Taxes

On January 2006, the Company elected to be taxed as a single member LLC. All income and expense is passed through the Company, which is treated as an individual for tax purposes and reported on the income tax return of the individual member. Accordingly, the financial statements include no provision or liability for income taxes.

Cash and Cash Equivalents

For purpose of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk

The Company maintains cash balances and deposits with financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("*SFAS No. 142*"), goodwill is defined as the excess of the purchase price over the fair value assigned to individual assets acquired and liabilities assumed and is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the Company's fourth fiscal quarter or more frequently if indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting units with each respective reporting unit's carrying amount, including goodwill. The fair value of reporting units is generally determined using the income approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the second step of the goodwill impairment test is performed to determine the amount of any impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In accordance with SFAS No. 142, no amortization is recorded for goodwill with indefinite useful life. The company had no impairment loss during the year ended December 31, 2013

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2013.

4. FURNITURE AND EQUIPMENT

Office Furniture and equipment	$	13,249
		13,249
Less: Accumulated depreciation		(3,922)
At December 31, 2013:	$	9,327

5. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases

The Company does not maintain any lease commitments as of December 31, 2013.

Risk Deposit

On January 13, 2012 the Company entered into a fully disclosed clearing agreement with RBC Capital markets LLC. Beginning January 13, 2012, the Company was required to place a risk deposit of $15,000 with RBC Capital Markets LLC. Consistent with the terms of the Agreement. As of December 31, 2013 the Company had a risk deposit balance of $15,000 with RBC Capital Markets LLC.

6. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Cash deposits with banks potentially subject the Company to concentrations of credit risk. The Company places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. At December 31, 2013, the Company had no cash deposits in excess of the FDIC coverage.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital. At December 31, 2013, the Company had net capital of $60,626, which was $55,626 in excess of its required net capital of $5,000 The Company's ratio of aggregate indebtedness to net capital was 56.96%

8. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

9. SIPC - NET OPERATING REVENUE AND GENERAL ASSESSMENT

The Company is subject to the Securities and Exchange Commission's determination of SIPC net operating revenues and general assessment. At December 31, 2013, the Company had SIPC net operating revenue $228,144 with a general assessment of $570. The Company plans to pay the assessment timely.

SUPPLEMENTAL SCHEDULES

SUNSTREET SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

			Audited Financial Statements	Focus X-17A-5 Part IIA			Difference
Net capital: Total stockholders equity		$	71,478	71,479	**	$	(1)
Deductions:							
Non-allowable assets:							
Cash in CRD account	$ 1,525						
Property and equipment	9,327		10,852	10,852			-
Net capital before haircuts on securities positions			60,626	60,627	**		(1)
Less: Haircuts on securities			-	-			-
Net capital (A)		$	60,626	60,627	**	$	(1)
Total aggregate indebtedness (B)		$	34,536	34,535	**	$	1
Minimum net capital required ($5,000 or 6-2/3% indebtedness)		$	5,000	5,000		$	-
Excess net capital		$	55,626	55,627		$	(1)
Ratio of aggregate indebtedness to net capital (b) / (a)			56.96	56.96			

(**) Differences relates to rounding:

SUNSTREET SECURITIES, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2013

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

SUNSTREET SECURITIES, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2013

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

SUNSTREET SECURITIES, LLC
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Not Applicable

SUNSTREET SECURITIES, LLC
DETERMINATION OF SIPC NET OPERATING REVENUE AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2013

Total revenue	$	668,101
Additions:		-
Total revenue		668,103
Deductions:		
Revenue from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		339,526
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		20,758
Other revenue not related either directly or indirectly to the securities business		79,673
Total deductions		439,957
SIPC net operating revenue		228,144
General assessment	$	570

See independent auditors' report and accompanying notes

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Sunstreet Securities, LLC

In planning and performing our audit of the financial statements of Sunstreet Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by the rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above, except for:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure and procedures over financial reporting, computation and reconciliation of net capital requirements and computation of reserve requirements that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 21, 2014



TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

ORANGE COUNTY
O: (949) 525-8688
F: (949) 606-0329

SAN DIEGO
O: (760) 683-9545
F: (760) 683-6798